April 2, 2010

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Sonia Barros
Special Counsel

Re:	Diversified Multi-Advisor Futures Fund L.P. II (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

File No. 000-22491

Ladies and Gentlemen:

On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated March 5, 2010 (the “Letter”) to Jerry Pascucci, President and Director of the General Partner. The General Partner responded to the Staff’s first comment letter dated September 17, 2009 to Mr. Jerry Pascucci, President and Director of the General Partner, by a letter filed via EDGAR dated December 1, 2009 (the “Initial Response”). The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.

Form 10-K for the fiscal year ended December 31, 2008

Campbell & Company, Inc., page 21

1.

We note your response to comment 7 relating to the fact that the trading strategies of Campbell & Company are based on systematic analysis and that Campbell is permitted to make non-material changes to its trading programs without seeking approval from the General Partner. Please confirm that you will include this disclosure in future filings.

Campbell & Company, Inc. was terminated as a trading advisor to the Partnership as of May 31, 2009, rendering the comment moot.

Ms. Sonia Barros

April 2, 2010

Capital Resources, page 24

2.

We have reviewed your response to our prior comment 9; however, we continue to believe that additional disclosure would be appropriate. Please revise future filings to include a brief description of how you fund redemptions, similar to the description provided in your response.

The General Partner has determined to include in the Partnership’s filings additional disclosure to clarify that redemptions generally are funded out of the Partnership’s cash holdings.

Results of Operations, page 25

3.

We note your response to prior comment 10. We continue to believe that a description of changes in interest income is relevant to the discussion of changes in your net asset value for each period presented. Please revise future filings to clarify how an increase or decrease in interest earned by the Partnership will affect the net asset value of the Partnership. In addition, please describe period to period changes in interest income.

The General Partner has determined to include additional disclosure regarding interest income in the Partnership’s filings. That disclosure will (i) explain that any interest earned by the Partnership will increase the net asset value of the Partnership, and (ii) describe the reasons for any changes in interest income from period to period.

4.

Please also confirm that in future filings you will discuss the reasons why CGM pays interest on 80% of your average daily equity maintained in cash in your brokerage account. In addition, please disclose and quantify the remaining 20% of the interest that was retained by CGM and explain the purpose of such amount retained by CGM.

Citigroup Global Markets Inc. (“CGM”) is a futures commission merchant (“FCM”). The Partnership’s cash is generally commingled with the cash of CGM’s other futures customers in segregated accounts. Like broker-dealers, FCMs are permitted to invest the funds they hold on behalf of customers in a variety of accounts or instruments. FCMs, like broker-dealers, are not required to pay interest to customers on their brokerage account balances. Nevertheless, pursuant to a customer agreement CGM has agreed to pay the Partnership interest on 80% of the average daily equity maintained in cash (directly or through the master funds) during each month at a 30-day Treasury bill rate. CGM will pay the agreed interest to the Partnership out of its own funds whether or not CGM is able to earn the amount of interest it has obligated itself to pay. The General Partner wishes to make clear that no identifiable amount of interest is “retained by CGM” with respect to such cash balances. The General Partner will continue to describe the terms of the customer agreement relating to the payment of interest on cash balances in the Partnership’s filings and will clarify that while the current customer agreement is in effect, such payments will be made regardless of whether CGM is able to earn the interest it has obligated itself to pay.

If CGM were to place the Partnership’s (and/or a master fund’s) assets in 90-day U.S. Treasury bills, the Partnership would receive its allocable share of 80% of the interest earned on Treasury bills purchased. Twenty percent of the interest earned on Treasury bills purchased would be retained by

Ms. Sonia Barros

April 2, 2010

CGM and/or credited to the General Partner. To date, CGM has not purchased Treasury bills on behalf of the Partnership (and/or a master fund). The General Partner will disclose in future filings any amount of interest income retained by CGM and/or credited to the General Partner in the event Treasury bills are purchased.

Item 10. Directors, Executive Officers and Corporate Governance, page 35

5.

We note your response to our prior comment 13. Rule 405 defines the term executive officer, when used with reference to a registrant, to include any person who performs policy making functions for the registrant. It appears that the executive officers of your general partner perform policy making functions for the registrant and therefore should be considered executive officers of the registrant. Please revise future filings to include the Item 401 information for these persons, as previously requested, or provide further analysis of why you believe it is appropriate to omit this disclosure.

As indicated in the Initial Response, the General Partner will include in the Partnership’s filings biographical information for the General Partner’s directors and executive officers and the extent of their ownership interest in the Partnership, if any.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or Don Choi of this office at (212) 728-8878.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

Don Choi